SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                           AMENDMENT NO. 1 TO FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                         PRIME SUCCESSION HOLDINGS, INC.
        -----------------------------------------------------------------
                               (NAME OF APPLICANT)


                  3940 OLYMPIC BLVD., ERLANGER, KENTUCKY 41018
        -----------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                  TITLE OF CLASS                                 AMOUNT

         14.25% Mandatorily Convertible Senior Subordinated
         Notes due 2004, or upon Conversion, 2009                $34,000,000


Approximate date of issuance:               December 14, 2000

Name and address of agent for service:      Gary L. Wright
                                            Prime Succession Holdings, Inc.
                                            3940 Olympic Boulevard
                                            Suite 500
                                            Erlanger, Kentucky  41018
                                            (859) 746-6800

                                            With a copy to:

                                            Jeffrey Saferstein, Esq.
                                            Paul, Weiss, Rifkind, Wharton &
                                              Garrison
                                            1285 Avenue of the Americas
                                            New York, New York 10019-6064
                                            (212) 373-3000


                                     GENERAL

         1. GENERAL INFORMATION. Furnish the following as to the applicant:

                  a.       Form of organization.

                           A corporation.

                  b. State or other sovereign power under the laws of which organized.

                           Delaware.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Prime Succession Holdings, Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the Amended Joint Plan of Reorganization of Prime Succession Holdings, Inc. and Prime Succession, Inc. ("Prime") and its Subsidiaries under Chapter 11 of the Bankruptcy Code (the "Plan of Reorganization"), which was confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 8, 2000, its 14.25% Mandatorily Convertible Senior Subordinated Notes due 2004, or upon Conversion, 2009 (the "New Senior Subordinated Notes"). Pursuant to the Plan of Reorganization, certain creditors of Prime, including the holders of Prime's 10 3/4% Senior Subordinated Notes due 2004 (the "Old Senior Subordinated Notes") will receive New Senior Subordinated Notes and common stock of the Company, in the amounts specified in the Plan of Reorganization. On August 21, 2000, the Bankruptcy Court approved the Disclosure Statement accompanying the Plan of Reorganization ( the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims against Prime (including the holders of Old Senior Subordinated Notes) for acceptance or rejection of the Plan of Reorganization (Case No. 00-2969 (PJW)). A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The New Senior Subordinated Notes are to be issued under an indenture (the "Senior Subordinated Note Indenture") between the Company and United States Trust Company of New York, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the New Senior Subordinated Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization,
(ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The following sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of December 5, 2000.

                  1.       OWNERS OF COMPANY                                              %
                           -----------------                                             --
                           a.       Loewen Group International, Inc.                    21.8%
                           b.       Blackstone Capital Partners II Merchant
                                    Banking Fund L.P. and certain of its affiliates     77.6%
                           c.       PSI Management Direct, L.P.                           .6%

                  2.       SUBSIDIARIES OF COMPANY

                           a.       Prime Succession, Inc. ........................100% owned

                  3.       SUBSIDIARIES OF PRIME............all 100% owned,
directly or indirectly (except as noted)

                           a.       Aaron Cremation & Burial Services, Inc.
                           b.       Aaron-Cremation & Burial Services P.C.
                           c.       Buckner-Rush Enterprises, Inc.
                           d.       Bury-Pine Funeral Home, Inc.
                           e.       Clary-Godwin Funeral Home, Inc.
                           f.       Clayton Frank & Sons, Inc.
                           g.       Comander Funeral Home, Inc.
                           h.       Creation Society of America, Incorporated
                           i.       Fraser Funeral Home, Inc.
                           j.       Fred Hunter Memorial Services, Inc.
                           k.       Grotewold Simi Valley Mortuary, Inc.
                           l.       Hughes Funeral Chapel
                           m.       J&W, Inc.

                           n.       John A. Beck Company 1/
                           o.       Lambert  Corporation, Inc.
                           p.       McWane Family Funeral Home, Inc.
                           q.       Neal-Tarpley, Inc.
                           r.       Pine Funeral Home, Inc.
                           s.       Prime Business Solutions, Inc.
                           t.       Prime Business Solutions of Kentucky, Inc.
                           u.       Prime Enterprises of California, Inc.
                           v.       Prime Holdings of Arkansas, Inc.
                           w.       Prime Holdings of California, Inc.
                           x.       Prime Holdings of Minnesota, Inc.
                           y.       Prime Holdings of Nebraska, Inc.
                           z.       Prime Holdings of Ohio, Inc.
                           aa.      Prime Holdings of West Virginia, Inc.
                           bb.      Prime Indiana Limited Partnership
                           cc.      Prime Succession of Alabama, Inc.
                           dd.      Prime Succession of Arizona, Inc.
                           ee.      Prime Succession of Arkansas, Inc.
                           ff.      Prime Succession of California, Inc.
                           gg.      Prime Succession of Florida, Inc.
                           hh.      Prime Succession of Georgia, Inc.
                           ii.      Prime Succession of Illinois, Inc.
                           jj.      Prime Succession of Iowa, Inc.
                           kk.      Prime Succession of Kentucky, Inc.
                           ll.      Prime Succession of Minnesota, Inc.
                           mm.      Prime Succession of Missouri, Inc.
                           nn.      Prime Succession of Nebraska, Inc.
                           oo.      Prime Succession of New York, Inc.
                           pp.      Prime Succession of Tennessee, Inc.
                           qq.      Prime Succession of Texas, Inc.
                           rr.      Prime Succession Partners, Inc.
                           ss.      Roselawn Memorial Gardens, Inc.
                           tt.      Rostad Mortuary, Inc.
                           uu.      Talisman Enterprises, Inc.
                           vv.      The Funeral Outlet Store, Inc.
                           ww.      Whitney & Murphy Funeral Homes, Inc.
                           xx.      Whitney & Murphy Life Insurance Agency, Inc.

         The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, upon the effectiveness of the Plan of Reorganization (the "Effective Date") 2/.

                  1.       OWNERS OF COMPANY                                                                    %
                          -----------------                                                                    --
                           a.  Oaktree Capital Management, LLC.................................................22.5%
                           b.  AXP Variable Portfolio and certain of its affiliates............................19.7%
                           c.  PPM America and certain of its affiliates.......................................23.5%
                           d.  Loewen Group International, Inc. 3/...............................................10%
                           e.  Directors and Officers as a group4/................................................5%

                  2.       SUBSIDIARIES OF COMPANY........................................................100% owned

                           a.  Prime Succession, Inc.

------------------------
1/       83.3% owned by Prime.

2/ The percentages set forth below are estimated and may change depending upon the amount of allowable claims under Class 5 of the Plan of Reorganization.

3/ Pursuant to the Plan of Reorganization, upon the Effective Date, Loewen Group International, Inc. will receive warrants to purchase up to 500,000 shares of Common Stock.

4/ Pursuant to a management incentive plan, members of management will have the option to purchase up to 5% of the Company's Common Stock on the terms and conditions set forth therein.

                  3.       SUBSIDIARIES OF PRIME............all 100% owned,
directly or indirectly (except as noted)

                           a.    Aaron Cremation & Burial Services, Inc.
                           b.    Aaron-Cremation & Burial Services P.C.
                           c.    Buckner-Rush Enterprises, Inc.
                           d.    Bury-Pine Funeral Home, Inc.
                           e.    Clary-Godwin Funeral Home, Inc.
                           f.    Clayton Frank & Sons, Inc.
                           g.    Comander Funeral Home, Inc.
                           h.    Creation Society of America, Incorporated
                           i.    Fraser Funeral Home, Inc.
                           j.    Fred Hunter Memorial Services, Inc.
                           k.    Grotewold Simi Valley Mortuary, inc.
                           l.    Hughes Funeral Chapel
                           m.    J&W, Inc.
                           n.    John A. Beck Company 5/
                           o.    Lambert  Corporation, Inc.
                           p.    McWane Family Funeral Home, Inc.
                           q.    Neal-Tarpley, Inc.
                           r.    Pine Funeral Home, Inc.
                           s.    Prime Business Solutions, Inc.
                           t.    Prime Business Solutions of Kentucky, Inc.
                           u.    Prime Enterprises of California, Inc.
                           v.    Prime Holdings of Arkansas, Inc.
                           w.    Prime Holdings of California, Inc.
                           x.    Prime Holdings of Minnesota, Inc.
                           y.    Prime Holdings of Nebraska, Inc.
                           z.    Prime Holdings of Ohio, Inc.
                           aa.   Prime Holdings of West Virginia, Inc.
                           bb.   Prime Indiana Limited Partnership
                           cc.   Prime Succession of Alabama, Inc.
                           ee.   Prime Succession of Arizona, Inc.
                           ff.   Prime Succession of Arkansas, Inc.
                           gg.   Prime Succession of California, Inc.
                           hh.   Prime Succession of Florida, Inc.
                           ii.   Prime Succession of Georgia, Inc.
                           jj.   Prime Succession of Illinois, Inc.
                           kk.   Prime Succession of Iowa, Inc.
                           ll.   Prime Succession of Kentucky, Inc.
                           mm.   Prime Succession of Minnesota, Inc.
                           nn.   Prime Succession of Missouri, Inc.
                           oo.   Prime Succession of Nebraska, Inc.
                           pp.   Prime Succession of New York, Inc.
                           qq.   Prime Succession of Tennessee, Inc.
                           rr.   Prime Succession of Texas, Inc.
                           ss.   Prime Succession Partners, Inc.
                           tt.   Roselawn Memorial Gardens, Inc.
                           uu.   Rostad Mortuary, Inc.
                           vv.   Talisman Enterprises, Inc.
                           ww.   The Funeral Outlet Store, Inc.
                           xx.   Whitney & Murphy Funeral Homes, Inc.
                           yy.   Whitney & Murphy Life Insurance Agency, Inc.


                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

------------------------
5/       83.3% owned by Prime.

         The following chart sets forth the directors and executive officers of the Company as of December 5, 2000. Except as otherwise noted below, the address for each director and executive officer listed below is 3940 Olympic Blvd., Erlanger, Kentucky.

NAME                                OFFICE
----                                ------

Gary L. Wright                      President and Chief Executive Officer,
                                    Director

Arthur J. Ansin                     Executive Vice President, Secretary,
                                    Treasurer, Chief Financial Officer and
                                    Director

Greg Hilgendorf                     Senior Vice President

Brian Clary                         Corporate Controller

Peter Cooper                        General Counsel

Chinh Chu                           Director
345 Park Avenue, 31st Floor
New York, NY  10154

Peter K. Grunebaum                  Director
750 Lexington Avenue, 30th Floor
New York, NY  10022

Clifford R. Hinkle                  Director
111 South Monroe St., Suite 2000-B
Tallahassee, FL 32301

Howard A. Lipson                    Director
345 Park Avenue, 31st Floor
New York, NY  10154

Richard Lappin                      Director
345 Park Avenue, 31st Floor
New York, NY  10154

Morley Handford                     Director
12532 28A Avenue, N.W.
Edmonton, AB  T6J 4C9


         The following chart sets forth the persons chosen to be directors and executive officers of the Company as of the Effective Date. Except as otherwise noted below, the address for each director and executive officer listed below is 3940 Olympic Blvd., Erlanger, Kentucky.


NAME                                OFFICE
----                                ------

Gary L. Wright                      President and Chief Executive Officer,
                                    Director

Arthur J. Ansin                     Executive Vice President, Secretary,
                                    Treasurer and Chief Financial Officer

Greg Hilgendorf                     Senior Vice President

Brian Clary                         Corporate Controller

Peter Cooper                        General Counsel

Charles MacAluso                    Director 6/
48 Dorchester Road
Darien, CT 06820

------------------------
6/ Two additional directors will be chosen by the holders of the New Senior Subordinated Notes on or about the Effective Date.

Roy Hendon                          Director
14304 Cobble Court
Chesterfield, MO 63017

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

----------------------------------------------------------------------------------------------------------------------
NAME AND COMPLETE                             TITLE OF CLASS               AMOUNT OWNED             PERCENTAGE OF
MAILING ADDRESS                               OWNED                                                 VOTING SECURITIES
                                                                                                    OWNED
----------------------------------------------------------------------------------------------------------------------
a.    Loewen Group International, Inc.        Common                       213.23523                21.8%
      c/o The Loewen Group, Inc.
      4126 Norland Avenue
      Burnaby, British Columbia V56 3S8

b.    Blackstone Group Capital Partners II    Common                       758.08824                77.6%
      Merchant Banking Fund L.P. and
      certain of its affiliates
      345 Park Avenue,
      31st Floor
      New York, NY 10154


         Upon the effectiveness of the Plan of Reorganization, the Company will have the following principal owners7/:


a.    Oaktree Capital Management, LLC         Common                       1,127,382                22.5%
      333 South Grand Ave.
      Los Angeles, CA 90071

b.    AXP Variable Portfolio and certain of   Common                         986,459                19.7%
      its affiliates
      c/o IDS/American Express
      733 Marquette Ave. South
      Minneapolis, MN 554023

c.    PPM America and certain of its          Common                       1,174,356                23.5%
      affiliates
      225 West Wacker Drive
      Chicago, Il 60606

d.    Loewen Group International, Inc.        Common                          500,000 8/            10%
      c/o The Loewen Group, Inc.
      4126 Norland Avenue
      Burnaby, British Columbia V56 3S8

                                  UNDERWRITERS

         6.       UNDERWRITERS. Give the name and complete mailing address of
(a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding

------------------------
7/ The number and percentage of shares to be issued upon the Effective Date to the holders listed below are estimated and may change depending upon the amount of allowable claims under Class 5 of the Plan of Reorganization.

8/ Pursuant to the Plan of Reorganization, upon the Effective Date, Loewen Group International, Inc. will receive warrants to purchase up to 500,000 shares of Common Stock.

on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  a.       None.
                  b.       None.


                               CAPITAL SECURITIES

         7. CAPITALIZATION. a. Furnish the following information as to each authorized class of securities of the applicant.


                  As of December 5, 2000 (Insert date within 31 days)

--------------------------------------------------------------------------------------------
        TITLE OF CLASS                           AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
--------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share             1,000 shares            977.94118 shares

10% Paid in Kind Cumulative Preferred Stock       20,000 shares                6,350 shares

Old Senior Subordinated Notes                     $100,000,000             $100,000,000

             As of the Effective Date of the Plan of Reorganization

--------------------------------------------------------------------------------------------
        TITLE OF CLASS                           AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
--------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share            12,000,000 shares        5,000,000 shares

New Senior Subordinated Notes                     $34,000,000 10/          $20,000,000

                  b. Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's Common Stock has, and will have, one vote with respect to all matters subject to common stockholder vote.

         Holders of the New Senior Subordinated Notes will not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.11/

         (A)      Events of Default and Notice of Default.

         The following are Events of Default under the Indenture:

                  (1) the Company defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

                  (2) the Company defaults in the payment of the principal of or any premium on any Note when the same becomes due and payable at maturity, upon redemption or otherwise;

------------------------
9/ The new Common Stock and New Senior Subordinated Notes will be issued as soon as practicable following the Effective Date, subject to a claims resolution process.

10/ The original principal amount of the Notes shall not exceed $20,000,000, but additional Notes may be issued in lieu of cash interest payments.

11/ All capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Senior Subordinated
         Note Indenture.

                  (3) the Company fails to perform any covenant contained in Section 5.1 of the Indenture;

                  (4) the Company fails to comply with any of its other agreements or covenants in or provisions of the Notes or the Indenture, and such failure continues for 30 days after the Company has been given written notice of such default by the Trustee or the holders of 25% in principal amount of the Notes;

                  (5) Indebtedness of the Company or any Subsidiary is accelerated by the holder thereof because of a default thereunder and the total amount of such accelerated indebtedness exceeds $1,000,000;

                  (6) any proceeding shall be instituted against the Company or any Significant Subsidiary (but not instituted by it) under any Bankruptcy Law or seeking the entry of an order for relief or the appointment of a Custodian and such proceeding shall remain undismissed and unstayed for a period of 60 days or any of the actions sought in such proceeding shall occur;

                  (7) the Company or any Significant Subsidiary pursuant to or within the meaning of Title 11 of the United States Code or any other Bankruptcy Law:

                           (i) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under Bankruptcy Law or under any other law affecting creditors' rights that is similar to a Bankruptcy Law;

                           (ii) consents to the commencement against it of an involuntary case;

                           (iii) files an answer in an involuntary case commenced against it;

                           (iv) seeks or consents to the appointment of a Custodian of it or for all or substantially all of its Property;

                           (v) makes a general assignment for the benefit of its creditors; or

                           (vi) admits in writing to its inability to pay its debts as the same become due; or

                  (8) any judgment, order or decree is entered against the Company or any Subsidiary for the payment of money (not paid by insurance) in excess of $1,000,000 and such judgment order or decree remains outstanding and unstayed for 60 days following the entry thereof; or

                  (9) any other Event of Default provided with respect to such security.

                  If a default occurs and is continuing and if its actually known to the Trustee, the Trustee shall mail to each Holder, notice of the Default within 30 days after it receives actual notice thereof, but in no event later than 90 days after such Default occurs. Except in the case of a Default in the payment of the principal of, premium, if any, or interest on any Note, the Trustee may withhold such notice if and so long as a committee of Its Trust Officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Note.

         (B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

                  At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes as provided in this Indenture and not otherwise.

                  Each Note shall be dated the date of its authentication.

                  No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

                  The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar or Paying Agent to deal with the Company and its Affiliates. The Notes are being issued to creditors of Prime Succession Inc. in accordance with the Plan of Reorganization.

         (C)      Release of Property Subject to the Lien of the Indenture.

                  The Company's obligations under the Notes issued under the Indenture are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such lien.

         (D)      Satisfaction and Discharge of Indenture.

                  The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes expressly provided for therein) and the Trustee, upon the request and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) either (1) all the Notes theretofore authenticated and delivered (other than (i) Notes which were destroyed, lost or stolen and which were replaced or paid or (ii) all Notes for whose payment United States dollars have theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (2) all such Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) are called for redemption by the Company and at the expense of the Company on the terms set forth in the Indenture; and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount, in United States dollars sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including the principal of, premium, if any, and accrued interest on such Notes at such maturity, Stated Maturity or redemption date or (z) are converted into Common Stock pursuant to Article XI of the Indenture; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that (i) all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.

                  Any money deposited with the Trustee, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall promptly be paid to the Company upon request or (if then held by the Company) shall be discharged from such trust; and the holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

                  Subject to the provisions of the previous paragraph, all United States dollars deposited with the Trustee pursuant to Section 8.1 of the Indenture shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal of, premium, if any, and interest on the Notes for whose payment such United States dollars have been deposited with the Trustee.

                  Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to compensate the Trustee and, if United States dollars shall have been deposited with the Trustee pursuant to subclause (ii) of Subsection (a) of Section 8.1 of the Indenture, the obligations of the Trustee under the previous two paragraphs shall survive.

         (E)      Evidence as to Compliance with Conditions and Covenants.

                  The Company will deliver to the Trustee not more than 120 days after the end of each fiscal year of the Company, a written statement signed by two executive officers of the Company, one of whom shall be the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not, after a review of the activities of the Company during such year and of the Company's performance under the Indenture, to the best knowledge, based on such review, of the signers thereof, the Company has fulfilled all of its obligations and is in compliance with all conditions and covenants under the Indenture throughout such year and, if there has been a Default specifying each Default and the nature and status thereof and any actions being taken by the Company with respect thereto.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         a.       Pages numbered 1 to 10, consecutively.

         b. The statement of eligibility and qualification of each trustee under the indenture to be qualified (included as Exhibit 99.1 hereto).

         c. The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.      Form of Amended and Restated Certificate of Incorporation of
                  the Company (revised from version filed with Form T-1).

Exhibit T3B.      Form of Amended and Restated By-Laws of the Company (revised from version filed with Form T-1).

Exhibit T3C.      Form of the Senior Subordinated Note Indenture between the
                  Company and United States Trust Company of New York (revised from version filed with Form T-1).

Exhibit T3D.      Not applicable.

Exhibit T3E.      A copy of the Disclosure Statement, as amended, regarding the
                  Plan of Reorganization, as amended, with certain exhibits thereto (previously filed with the commission on August 28, 2000 with Form T-1).

Exhibit T3F.      A cross reference sheet showing the location in the Senior
                  Subordinated Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

Exhibit 99.1 Statement of Eligibility on Form T-1 (previously filed with the commission on August 28, 2000 with Form T-1).

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


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Prime Succession Holdings, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Erlanger and State of Kentucky, on the 25th day of August, 2000.


                                   PRIME SUCCESSION HOLDINGS, INC.


Attest:  /s/   Arthur J. Ansin     By:  /s/  Gary L. Wright
         ----------------------         ---------------------------------------
         Name:  Arthur J. Ansin         Name:  Gary L. Wright
         Title: Secretary               Title: President and CEO



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